May 23, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel

Re:	Quality Distribution, Inc.

Form 10-K for the fiscal year ended December 31, 2006

File No. 000-24180

Dear Ms. Cvrkel:

Quality Distribution, Inc. (the “Company”) is hereby responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in a letter dated May 4, 2007 relating to the above-referenced Annual Report on Form 10-K of the Company for the year ended December 31, 2006 (the “Form 10-K”). Set forth below are the comments of the staff (in italics) contained in the staff’s letter and immediately below each comment is the Company’s response with respect thereto.

Form 10-K for the fiscal year ended December 31, 2006

Note 2 – Significant Accounting Policies

Prepaid Tires, page F-9

1.	We note from your disclosure that prepaid tires represent the average cost of the tires on your tractors and trailers and the anticipated value of tire casings. In this regard, please tell us and disclose in your future filings how you specifically account for the cost incurred for each of the following items: (i) original tires acquired with revenue equipment; (ii) replacement tires; and (iii) recapping tires. As part of your response, specifically tell us your methods and assumptions used in determining the amounts recognized as expense in your statement of operations. Please also tell us your definition of “anticipated value of tire casings” and explain to us your method and assumptions used in estimating this anticipated value.

We propose to include in the Significant Accounting Policies footnote of the audited financial statements included in our future Annual Reports on Form 10-K the following language (updated as needed):

4041 Park Oaks Boulevard, Suite 200, Tampa, FL 33610

Phone: 800-282-2031

Prepaid Tires

Prepaid tires are an amount reported in our consolidated balance sheets equal to 50% of the weighted average cost of the tires on our tractors and trailers plus the anticipated value of tire casings. The anticipated value of the tire casings reflect the average credit given to us by a third party for the old tire when we install a replacement tire.

Upon the purchase of tractors and trailers, we reduce capital expenditures (which is included in “Property and equipment, net” on the consolidated balance sheets) by the applicable prepaid tire amount.

Tire purchases and dispositions are reflected in our consolidated statements of operations. Upon the disposal of tractors and trailers, we reduce prepaid tires and include in the category “(Gain) loss on disposal of property and equipment” the applicable prepaid tire amount for those items. We expense the cost of all replacement tires and the recapping of tires at the time of purchase under the category “Fuel, supplies and maintenance.” Within the category “Fuel, supplies and maintenance”, we also record the “Prepaid tires” adjustment on a quarterly basis to reflect the change in the weighted average cost of the tires purchased during the quarter and the average value received for tire casings during the quarter.

Note 13 – Income Taxes, page F-25

2.	We note your disclosure where you state that your total valuation allowance decreased $45.8 million from 2005 to 2006 due to improved operating results and the determination that it is more likely than not that expected future taxable income will be sufficient to utilize certain of your deferred tax assets. Considering the significant change made to your valuation allowance in fiscal 2006, please tell us and disclose in MD&A and in your notes to your financial statements in future filings the potential negative and positive evidence used in your assessment and the weight given to the potential effect of negative and positive evidence in concluding that it is more likely than not that expected future taxable income will be sufficient to utilize approximately $37.1 million of net deferred tax asset, as disclosed in note 13. Such disclosure appears meaningful and relevant in view of providing investors’ with a better understanding of the underlying reasons why management believes that a significant portion of the valuation allowance was no longer needed. We may have further comment upon receipt of your response.

We propose to include within the Critical Accounting Policies section disclosed in Management’s Discussion and Analysis and in the relevant footnote of the financial statements in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q notes the following language (updated as needed):

Deferred tax asset—We use the liability method of accounting for income taxes as prescribed by SFAS No. 109. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance that is recorded or released against our deferred tax assets.

Valuation allowances related to United States (“U.S.”) tax jurisdictions were reversed during the third and fourth quarter of 2006 based on our assessment that it was more likely than not that those deferred tax assets will be realizable based on income projections of future taxable income and the expiration dates and amounts of net operating loss carryforwards. These estimates of projected taxable income include price and volume increases as well as expected expansion of market share. These projections are based on assumptions which management believes to be reasonable and consistent with current operating results although the actual results achieved may differ materially from these projections.

We continue to evaluate quarterly, the positive and negative evidence regarding the realization of net deferred tax assets in accordance with SFAS No. 109, “Accounting for Income Taxes.” Included in this assessment are estimates of projected future taxable income. Significant management judgment is required in this process and although realization is not assured, based on our assessment, we concluded it is more likely than not, such assets will continue to be realized.

At December 31, 2006 positive evidence included having achieved profitability for financial reporting purposes for eight consecutive quarters beginning with the first quarter of fiscal 2005. Additionally, we were no longer in a U.S. cumulative loss position at the third quarter of fiscal 2006. We determine cumulative losses on a rolling thirty six months basis.

We project both aggregate U.S. pre-tax income as well as aggregate U.S. taxable income for the years 2007 through 2010 sufficient to absorb existing net operating loss carryforwards. At December 31, 2006 we had an estimated $74 million in Federal net operating loss carryforwards, $2.6 million in alternative minimum tax credit carryforwards and $1.5 million in foreign tax credit carryforwards. The net operating loss carryforwards will expire in the years 2012 through 2025, while the alternative minimum tax credits may be carried forward indefinitely and the foreign tax credits may be carried forward for ten years. We do not have a history of net operating loss or tax credit carryforwards expiring unused.

We will review our forecast quarterly in relation to actual results and expected trends on an ongoing basis. Failure to achieve our operating income targets may change our assessment regarding the recoverability of our net deferred tax assets and such change could result in a valuation allowance being recorded against some or all of our deferred tax assets. Any increase in a valuation allowance would result in additional income tax expense.

Exhibits

3.	We note from your disclosure on page F-22 that on May 10, 2005 you completed the conversion of the 9% Senior Subordinated Notes from private debt to public debt. In this regard, please file the ratio of earnings to fixed charges exhibit, which complies with Item 503(d) and 601(b)(12) of Regulation S-K.

The Company has concluded that it is not required by Item 503(d) or 601(b)(12) of Regulation S-K to file the ratio of earnings to fixed charges exhibit for its Annual Report on Form 10-K. The referenced “conversion of 9% Senior Subordinated Notes from private debt to public debt” is the exchange offer, registered on Registration Statement on Form S-4 effective February 2005 (333-114485), by the wholly-owned subsidiaries of the Company, Quality Distribution LLC and QD Capital Corporation. The ratio of earnings to fixed charges exhibit required for that registration statement was filed as Exhibit 12.1 to such registration statement. The Company has not elected to update the ratio information contained in that registration statement and makes no reference to such ratio in its Annual Report on Form 10-K. The Company does not intend to incorporate any such ratio information that might be required in a future registration statement from its Annual Report on Form 10-K.

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

QUALITY DISTRIBUTION, INC.

By:	/s/ Timothy B. Page
Name:	Timothy B. Page
Title:	Chief Financial Officer

cc:	Gerald L. Detter

Jeff Jaramillo